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UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: August  2004

Commission File Number:   000-50012

Gold City Industries Ltd.

(Translation of registrant’s name into English)

550 – 580 Hornby Street, Vancouver, British Columbia, CANADA V6C 3B6

(Address of principal executive offices)

1.

Material Change Report Dated August 30, 2004

2.

Interim Financial Statements Dated August 25, 2004

3.

MD&A Dated August 25, 2004

4.

Form 52-109FT2 – Certification of Interim Filings – CEO dated August 25, 2004

5.

Form 52-109FT2 – Certification of Interim Filings – CFO dated August 25, 2004

6.

Confirmation of Mailing of Interim Financial Statements dated August 25, 2004

7.

Press Release Dated August 24, 2004

8.

Press Release Dated August 12, 2004

9.

Material Change Report Dated August 10, 2004

10.

Material Change Report Dated August 10, 2004

11.

Press Release Dated August 4, 2004

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F XXX  Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No XXX

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SEC 1815 (11-2002)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MATERIAL CHANGE REPORT UNDER

SECURITIES ACT (BRITISH COLUMBIA) SECTION 85(1)

BC FORM 53-901F (Previously Form 27)

1.

Reporting Issuer:

Gold City Industries Ltd.

Suite 550, 580 Hornby Street

Vancouver, British Columbia

V6C 3B6

2.

Date of Material Change(s):

July 20, 2004, August 12, 2004 and August 24, 2004

3.

Press Releases:

Press release(s) NR 04-30 dated July 20, 2004; NR 04-34 dated August 12, 2004; and NR 04-35 dated August 24, 2004; copies of which are attached hereto, were disseminated through the facilities of Market News and Stockwatch.

4.

Summary of Material Change:

On July 20, 2004 the Company announced that it had arranged a brokered flow-through private placement of 4,000,000 Units with Canaccord Capital Corporation and Dundee Securities Corporation, priced at $0.25 per Unit, for total gross proceeds of $1,000,000.  Each Unit is comprised of one flow-through common share and one half non-flow-through share purchase warrant.  Each whole share purchase warrant will entitle the holder to purchase one additional common share, at an exercise price of $0.30 per share, for one year.

Securities issued pursuant to the private placement will be subject to a four month hold.  An agent’s cash commission of 7.5% of the proceeds and an administration fee of $5,000 is payable and agent’s warrants totaling 10% of the Units will be issued.  The agent’s warrants will be exercisable, at $0.30 per share, for one year. The private placement is subject to acceptance for filing by the TSX Venture Exchange.

Proceeds from the flow-through private placement will be used by the Company to fulfill the Company’s exploration commitments in Manitoba on properties joint ventured with San Gold Resources Corporation.

Further to news release of July 20, 2004, the Company announced on August 12, 2004 that it had amended the previously announced brokered flow-through private placement to increase the number of units offered from 4,000,000 to 5,000,000 units, priced at $0.25 per unit, for total gross proceeds of $1,250,000.  All other terms of the private placement remain the same as was previously announced.

The private placement was accepted for filing by the TSX Venture Exchange on August 23, 2004.

On August 24, 2004 the Company reported that it had closed the previously announced brokered flow-through private placement of 5,000,000 Units, priced at $0.25 per Unit, for gross proceeds of $1,250,000.  Each Unit is comprised of one flow-through common share and one half non-flow-through share purchase warrant.  Each whole share purchase warrant entitles the holder to purchase one additional common share, at an exercise price of $0.30 per share, prior to August 19, 2005.

Canaccord Capital Corporation and Dundee Securities Corporation have been paid an agent’s cash commission of 7.5% of the proceeds ($37,500 and $56,250, respectively) and have been issued 200,000 and 300,000 agent’s warrants, respectively.  The agent’s warrants will be exercisable under the same terms as for the warrants attached to the units from the private placement, at $0.30 per share, prior to August 19, 2005. An administration fee of $5,000 has been paid to Canaccord Capital Corporation.

Securities issued pursuant to the private placement are subject to a four month hold until December 20, 2004.

As had previously been stated, proceeds from the flow-through private placement will be used for qualifying flow-through expenditures on Manitoba exploration properties joint ventured with San Gold Resources Corporation.

5.

Full Description of Material Change:

As described in the attached news releases.

6.

Reliance on Provision:

Not applicable.

7.

Omitted Information:

Not applicable.

8.

Senior Officer:

Frederick J. Sveinson

Gold City Industries Ltd.

Suite 550, 580 Hornby Street

Vancouver, British Columbia V6C 3B6

Telephone:

(604) 682-7677

Fax:

(604) 642-6577

9.

Statement of Senior Officer:

The foregoing accurately discloses the material change referred to herein.

DATED at the city of Vancouver, in the Province of British Columbia, as of the 30th day of August, 2004.

Frederick J. Sveinson “Signed”
Frederick J. Sveinson
President and CEO

Gold City Industries Ltd.
550– 580 Hornby Street, Vancouver, BC V6C 3B6
Phone: (604) 682-7677	Fax: (604) 642-6577
Email: info@gold-city.net	Website: www.gold-city.net

NEWS RELEASE

04-30

July 20, 2004	TSX Venture: GC

Gold City Arranges $1,000,000 Brokered Flow-Through Private Placement

Fred Sveinson, President, reports that the Company has arranged a brokered flow-through private placement of 4,000,000 Units with Canaccord Capital Corporation and Dundee Securities Corporation, priced at $0.25 per unit, for total gross proceeds of $1,000,000.

Each Unit is comprised of one flow-through common share and one half non-flow-through share purchase warrant, with each whole warrant entitling the holder to purchase one additional common share at an exercise price of $0.30 per share, for a period of one year.

An agent’s cash commission of 7.5% of the proceeds and agent’s warrants totaling 10% of the offering sold will be issued.  The agent’s warrants will have the same terms as the warrants forming part of the Units.  In addition, an administration fee of $5,000 will be payable to Canaccord Capital Corporation.

Securities issued pursuant to the private placement will be subject to a four month hold.  The private placement is subject to acceptance for filing by the TSX Venture Exchange.

Proceeds of this offering will be used to fulfill the Company’s exploration commitments in Manitoba on properties joint ventured with San Gold Resources Corporation.

Gold City Industries Ltd.

Signed “Fred Sveinson”

Fred Sveinson, President

For Investor Relations information please contact Maria Da Silva at (604) 261-4466

The statements made in this News Release may contain certain forward-looking statements.  Actual events or results may differ from the Company’s expectations.  Certain risk factors may also affect the actual results achieved by the Company.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Gold City Industries Ltd.
550– 580 Hornby Street, Vancouver, BC V6C 3B6
Phone: (604) 682-7677	Fax: (604) 642-6577
Email: info@gold-city.net	Website: www.gold-city.net

NEWS RELEASE

04-34

August 12, 2004	TSX Venture: GC

Gold City Increases Private Placement

Fred Sveinson, President, reports that the Company has amended a brokered flow-through private placement with Canaccord Capital Corporation and Dundee Securities Corporation, previously announced on July 20, 2004 (NR 04-30), to increase the number of units offered from 4,000,000 units to 5,000,000 units, priced at $0.25 per unit, for total gross proceeds of $1,250,000.

All other terms of the private placement will remain the same as was previously announced, with each unit being comprised of one flow-through common share and one half share purchase warrant, with each whole warrant entitling the holder to purchase one additional common share, at an exercise price of $0.30 per share, for a period of one year. An agent’s cash commission of 7.5% of proceeds and agent’s warrants totaling 10% of the offering sold will be issued.  The agent’s warrants will have the same terms as the warrants forming part of the units in the offering.  An administration fee of $5,000 is payable to Canaccord Capital Corporation.

Securities issued pursuant to the private placement will be subject to a four month hold.  The private placement is subject to acceptance for filing by the TSX Venture Exchange.

Proceeds of the private placement will be used by the Company to fulfill the Company’s exploration commitments in Manitoba on properties joint ventured with San Gold Resources Corporation.

Gold City Industries Ltd.

Signed “Fred Sveinson”

Fred Sveinson, President

For Investor Relations information please contact Maria Da Silva at (604) 261-4466

The statements made in this News Release may contain certain forward-looking statements.  Actual events or results may differ from the Company’s expectations.  Certain risk factors may also affect the actual results achieved by the Company.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Gold City Industries Ltd.
550– 580 Hornby Street, Vancouver, BC V6C 3B6
Phone: (604) 682-7677	Fax: (604) 642-6577
Email: info@gold-city.net	Website: www.gold-city.net

NEWS RELEASE

04-35

August 24, 2004	TSX Venture: GC

Gold City Closes $1,250,000 Private Placement

Fred Sveinson, President, reports that the Company has closed the previously announced brokered flow-through private placement of 5,000,000 Units, priced at $0.25 per Unit, for total gross proceeds of $1,250,000, with Canaccord Capital Corporation and Dundee Securities Corporation (NR 04-30).  Each Unit is comprised of one flow-through common share and one share purchase warrant, with each warrant entitling the holder to purchase one additional common share, at an exercise price of $0.30 per share, prior to August 19, 2005.

An agent’s cash commission of 7.5% of the proceeds has been paid.  Canaccord Capital Corporation and Dundee Securities Corporation have been issued 200,000 and 300,000 Agent’s Warrants, respectively. The Agent’s Warrants are exercisable prior to August 19, 2005, at an exercise price of $0.30 per share.

Securities issued pursuant to the private placement are subject to a four month hold until December 20, 2004.

Proceeds of the private placement will be used by the Company to fulfill the Company’s exploration commitments in Manitoba on properties joint ventured with San Gold Resources Corporation.

In an unrelated matter, the Company has issued 110,795 common shares, representing 60% of its semi-annual interest payment, at a deemed price of $0.75 per share, to Ocean Resources Capital Holdings Plc. (“ORCH”), pursuant to a £960,000 loan, which the Company received from ORCH in August 2003 (NR 03-13).  The shares are subject to a four month hold until December 4, 2004.

Gold City Industries Ltd.

Signed “Fred Sveinson”

Fred Sveinson, President

For Investor Relations information please contact Maria Da Silva at (604) 261-4466

The statements made in this News Release may contain certain forward-looking statements.  Actual events or results may differ from the Company’s expectations.  Certain risk factors may also affect the actual results achieved by the Company.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

GOLD CITY INDUSTRIES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2004

(UNAUDITED)

NOTICE TO READER

CONSOLIDATED BALANCE SHEETS

CONSOLIDATED STATEMENTS OF OPERATION AND DEFICIT

CONSOLIDATED STATEMENTS OF CASH FLOW

STATEMENT OF MINERAL PROPERTIES AND DEFERRED EXPLORATION

EXPENDITURES

NOTE TO CONSOLIDATED FINANCIAL STATEMENTS

Suite 550 – 580 Hornby Street

Vancouver, British Columbia

Canada, V6C 3B6

Tel: (604) 682-7677

Fax: (604) 642-6577

GOLD CITY INDUSTRIES LTD.

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3) (a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a

review of interim financial statements by an entity’s auditor.

GOLD CITY INDUSTRIES LTD. Balance Sheets (Prepared without audit)
	June 30, 2004	December 31, 2003
ASSETS

Current Assets
Cash and cash equivalents	$417,459	$1,794,613
Marketable securities	81,237	44,000
Accounts receivable	44,312	41,285
Prepaid expense	595	1,702
Current portion other assets	7,775	5,758
	551,378	1,887,358

Mineral Properties And Related Deferred
Exploration	8,163,632	3,912,318

Capital Assets	53,686	28,791

Long-Term Investments	187,000	95,000

Other Assets	346,304	40,167
	$9,302,000	$5,963,634

LIABILITIES

Current Liabilities
Accounts payable and accrued liabilities	$404,807	$181,905
	404,807	181,905

Long-Term Debt	3,805,564	2,591,361

Share Subscriptions	-	875,985
	4,210,371	3,649,251

SHAREHOLDERS’ EQUITY

Share Capital (Note 3)	14,349,780	10,725,291

Contributed Surplus (Note 3)	601,531	312,720

Broker Warrants	38,714	-

Deficit	(9,898,396)	(8,723,628)
	5,091,629	2,314,383
	$9,302,000	$5,963,634

Paul S. Cowley                            “Paul S. Cowley”

NAME OF DIRECTOR             SIGNED TYPED

Fred Sveinson                         “Fred Sveinson”

NAME OF DIRECTOR             SIGNED TYPED

GOLD CITY INDUSTRIES LTD. Statements of Operations and Deficit (Prepared without audit)
	Six Months Ended		Three Months Ended
	June 30,		June 30,
	2004	2003	2004	2003

Administrative Expenses

Audit, accounting and legal	$177,256	$17,863	$33,704	$4,250
Business development	31,593	-	22,762	-
Consulting and technical fees	37,871	26,754	20,082	11,704
Financing fees and interest	388,998	73,073	150,112	61,792
Unrealized loss (gain) on long-term debt	(129,744)	-	(177,043)	-
Foreign exchange loss	93,947	-	57,925	-
Office and general	177,781	72,653	95,108	41,393
Share transfer and regulatory fees	40,852	15,954	30,356	9,847
Depreciation	1,000	1,000	500	500
Investor relations and shareholder communications	57,463	-	25,896	-
Loss Before Other Expenses	877,017	207,297	259,402	129,486

Other Expenses (Recoveries)

Interest and other income	(6,060)	(568)	(3,423)	(443)
Gain on sale of marketable securities	-	(8,501)	-	-
Mineral property evaluation	15,000	15,775	7,500	7,955
Stock-based compensation	288,811	4,739	284,475	-
	297,751	11,445	288,552	7,512

Loss for the period	(1,174,768)	(218,742)	(547,954)	(136,998)

Deficit - beginning of period	(8,723,628)	(6,396,317)	(9,350,442)	(6,478,061)

Deficit - end of period	$(9,898,396)	$(6,615,059)	$(9,898,396)	$(6,615,059)

Basic and diluted loss per share	$(0.03)	$(0.01)	$(0.01)	$(0.01)

Weighted average shares outstanding	40,811,252	24,330,100	43,811,313	25,111,807

GOLD CITY INDUSTRIES LTD. Cash Flow Statements (Prepared without audit)
	Six Months Ended		Three Months Ended
	June 30,		June 30,
	2004	2003	2004	2003

Cash flows from operating activities
Loss for the period	$(1,174,768)	$(218,742)	$(547,954)	$(136,998)
Items not affecting cash
Financing fees and interest	189,793	-	-	-
Unrealized loss (gain) on long-term debt	(129,744)	-	(177,043)	-
Foreign exchange loss	93,947	-	57,925	-
Shares received and recorded as other income	(1,357)	-	(1,357)	-
Gain on sale of marketable securities	-	(8,501)	-	-
Depreciation	1,000	1,000	500	500
Stock-based compensation	288,811	4,739	284,475	-
	(732,318)	(221,504)	(383,454)	(136,498)

Net changes in non-cash working capital
Accounts receivable	(3,027)	(1,216)	(1,474)	(3,213)
Prepaid expense	1,107	803	553	2,111
Accounts payable and accrued liabilities	280,994	(12,733)	293,819	46,573
Loans payable	-	25,500	-	25,500
	(453,244)	(209,150)	(90,556)	(65,527)

Cash flows from investing activities
Proceeds from sale of marketable securities	-	64,501	-	-
Purchase of capital assets	(25,895)	(24,000)	(7,310)	(10,000)
Acquisition of mineral properties	(1,849,115)	(69,166)	(14,000)	(20,000)
Deferred exploration	(532,741)	(130,929)	(424,689)	(76,988)
Other assets	(308,154)	2,535	(217,701)	2,535
	(2,715,905)	(159,594)	(663,700)	(104,453)

Cash flows from financing activities
Long-term debt	1,250,000	-	-	-
Shares issued for cash	541,995	367,404	(11,596)	20,404
	1,791,995	367,404	(11,596)	20,404

Net cash and cash equivalents provided (used)
during the period	(1,377,154)	1,195	(765,852)	(149,576)

Cash and cash equivalents - beginning of period	1,794,613	9,382	1,183,311	160,153

Cash and cash equivalents - end of period	$417,459	$10,577	$417,459	$10,577

GOLD CITY INDUSTRIES LTD. Statement of Mineral Properties and Deferred Exploration Expenditures (Prepared without audit)

As at June 30, 2004

	Rock Creek & Old Nick	Domin Project	Caramelia	Rice Lake Gold Project	Sappho Project	Welbar Project	Greenwood Gold Project	Tommy Jack Project	Other	Total
Balance as at December 31, 2003	$513,393	$312,516	$740,066	$0	$88,387	$341,456	$1,784,127	$72,810	$59,563	$3,912,318

Assaying	-	-	-	-	-	-	3,958	5,275	13,382	22,615
Camp	137	-	-	-	-	-	11,814	-	1,316	13,267
Consultants - Geochemical	-	-	-	-	-	-	38,862	-	8,927	47,789
Consultants – Geotechnical	-	-	-	-	-	-	25,312	-	-	25,312
Consultants - Geological	2,659	900	-	-	200	-	118,341	700	4,275	127,075
Consultants - Metallurgical	1,170	-	-	-	-	-	30,421	-	-	31,591
Consultants - Other	-	-	-	-	-	-	2,061	-	-	2,061
Drilling	-	-	-	-	-	-	134,288	-	-	134,288
Equipment rental	-	-	-	-	-	-	14,509	-	975	15,484
Field	-	-	-	-	-	-	21,326	-	1,756	23,082
Other	1,357	-	567	20	1,575	658	22,495	-	5,762	32,434
Pre-Feasibility Study	1,050	-	-	-	-	-	9,872	-	-	10,922
Trenching	-	-	-	3,158	-	-	33,386	-	-	36,544
Environmental	-	-	-	-	-	-	10,277	-	-	10,277
	6,373	900	567	3,178	1,775	658	476,922	5,975	36,393	532,741

Acquisition Expenditures	-	14,000	(92,000)	3,832,453	-	(35,880)	-	-	-	3,718,573
	6,373	14,900	(91,433)	3,835,631	1,775	(35,222)	476,922	5,975	36,393	4,251,314
Balance as at June30, 2004	$519,766	$327,416	$648,633	$3,835,631	$90,162	$306,234	$2,261,049	$78,785	$95,956	$8,163,632

GOLD CITY INDUSTRIES LTD.

Notes to Consolidated Financial Statements

For the Six Months Ended June 30, 2004

(Prepared without audit)

1.

Significant Accounting Policies

These interim consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles, using the same accounting policies and methods as per the audited financial statements for the year ended December 31, 2003.  These interim financial statements should be read in conjunction with the audited consolidated financial statements and the accompanying notes for the year ended December 31, 2003.

2.

Stock-based Compensation

As at June 30, 2004, the Company has a share option plan.  Consideration paid for shares on exercise of the options is credited to share capital.  Compensation costs of stock options granted under the plan have been estimated using an option-pricing model.  During the six month period ended June 30, 2003, the Company did not grant any stock options and accordingly there is no stock-based compensation charge.

Six Months ended June 30
	2004	2003
a) average risk-free interest rate	3.2% to 3.96%	n/a
b) expected life	5.0 years	n/a
c) expected volatility	90% to 157%	n/a
d) expected dividends	Nil	n/a

3.        Share Capital

	Common	Amount
	Shares

Balance December 31, 2003	32,884,069	$10,725.291
Issued during the six months ended June 30, 2004
For cash (net of cash issue expenses of $184,190)	4,484,336	1,350,765
For cash pursuant to exercise of warrants	72,500	21,750
For cash pursuant to exercise of option	40,000	6,750
For payment of accrued interest expense on long-term debt	104,934	78,701
For acquisition of 50% Harmony Gold (Canada) Inc.	5,840,529	2,041,523
For bonus payment on long-term debt financing	450,000	125,000
Balance at June 30, 2004	43,876,368	$14,379,780

With respect to the completion of certain private placements for cash, the Company issued broker warrants as part of the cost of completing the financings.  The value of $38,714 has been attributed to these broker warrants based on the Black Scholes pricing model.

GOLD CITY INDUSTRIES LTD.

Notes to Consolidated Financial Statements

For the Six Months Ended June 30, 2004

(Prepared without audit)

4.

Related Party Transactions

During the six-month period ended June 30, 2004, the Company incurred expenses of $148,520 (2003-$79,670) to directors, officers and companies controlled by directors for geological and administrative services.  Accounts payable includes $17,835 (2003-$167,109) payable to directors, officers and companies controlled by directors or officers.

During 2003 and in March 2004, the Company entered into option agreements with Jantri Resources Inc. (Jantri) wherein Jantri acquired the right to earn an interest in certain of the Company’s mineral properties by making cash payments and issuing shares to the Company and by incurring exploration expenditures on the properties.

Two of the Company’s directors and officers are also directors of Jantri, with one of the directors also holding the office of president of Jantri.  The Company as at August 25, 2004 holds approximately 13.1 % of Jantri’s issued and outstanding shares and as such is deemed to be an insider of Jantri, as that term is defined, by the British Columbia Securities Act.

5.

Subsequent Events

a)

On July 14, 2004 the Company closed a brokered flow-through private placement of 3,000,000 Units, priced at $0.25 per Unit, for gross proceeds of $750,000.  Each Unit is comprised of one flow-through common share and one half non-flow-through share purchase warrant.  Each whole share purchase warrant entitles the holder to purchase one additional common share, at an exercise price of $0.30 per share, prior to July 9, 2005.  Canaccord Capital Corporation was paid an agent’s cash commission of 7.5% of the proceeds and 300,000 Agent’s Warrants, at identical terms to the warrants contained in the Units.

b)

On July 30, 2004 the Company closed a non-brokered private placement of 9,350,000 units, priced at $0.20 per unit, for gross proceeds of $1,870,000.  Each unit is comprised of one common share and one share purchase warrant, with each warrant entitling the holder to purchase one additional common share, at an exercise price of $0.31 per share, prior to July 26, 2006.

Of the net proceeds received pursuant to this financing, $1,250,000 was used to retire the outstanding principal balance of long-term debt related to a loan from Quest Capital Corp.

c)

On August 24, 2004 the Company closed a brokered flow-through private placement of 5,000,000 Units, priced at $0.25 per Unit, for total gross proceeds of $1,250,000.  Each Unit is comprised of one flow-through common share and one share purchase warrant, with each warrant entitling the holder to purchase one additional common share, at an exercise price of $0.30 per share, prior to August 19, 2005.  An agent’s cash commission of 7.5% of the proceeds was paid.  Canaccord Capital Corporation and Dundee Securities Corporation have been issued 200,000 and 300,000 Agent’s Warrants, respectively. The Agent’s Warrants are exercisable prior to August 19, 2005 at identical terms to the warrants contained in the Units.

GOLD CITY INDUSTRIES LTD.

Notes to Consolidated Financial Statements

For the Six Months Ended June 30, 2004

(Prepared without audit)

6.

Segmented Information

All of the Company’s operations are in one industry, the exploration for metals.  The Company’s mineral properties and capital assets are all located in Canada, save for the Lone Star mineral claims, which are located in Washington State and are contiguous with the Company’s Lexington property in British Columbia, across the Canada-United States boundary.

7.

Supplemental Cash Flow Information

Cash flows from financing activities
	2004	2003
Shares issued as interest payment	$78,701	$-
Shares issued as finder’s fee re: financing	34,563	-
Shares issued for acquisition of 50% Interest in Harmony Gold (Canada) Inc.	2,000,000	-
Shares issued as agency fee in connection with Harmony Gold (Canada) Inc. acquisition	41,523	-
Brokers warrants issued in connection with financing	(38,714)	-
Shares subscribed for as bonus payment on long-tern debt financing	125,000	-
Shares issued as property payment	-	16,000
	$2,241,073	$16,000

MANAGEMENT’S DISCUSSION AND ANALYSIS

 OF FINANCIAL POSITION AND RESULTS OF OPERATIONS

The following discussion and analysis of the financial position and results of operation for the Company prepared as of August 25, 2004 should be read in conjunction with the unaudited consolidated financial statements and the notes thereto for the six months ended June 30, 2004, as well as the audited consolidated financial statements for the year ended December 31, 2003 and the related management’s discussion and analysis contained in the 2003 Annual Report.    All amounts are expressed in Canadian dollars unless otherwise indicated.

Additional information related to the Company is available online from the SEDAR website (www.sedar.com).

Background and Overall Performance

The Company is a development stage company engaged in the evaluation, acquisition, exploration, and, if warranted, development and operation of mineral resource properties of merit. The Company currently has no producing properties and no operating income or cash flow.  The Company has two development stage projects – the Greenwood Gold Project, located near Greenwood, British Columbia and the Rice Lake Gold Project, located at Bissett, Manitoba.

The Company holds varying interests in mineral exploration properties covering 21,000 hectares in the province of British Columbia.  The Company’s exploration focus during the past eighteen months has been on its Greenwood Gold Project, located near Greenwood, British Columbia.

On January 8, 2004 the Company signed a Letter of Intent to enter into a 50/50 joint venture (the “Rice Lake Joint Venture”) with San Gold Resources Corporation (“San Gold”), to acquire 100% of the shares of Harmony Gold Canada Inc. (“Harmony Canada”) from Harmony Gold Mining Company Ltd. of South Africa. for a total purchase price of $7,500,000, comprised of $3,500,000 in cash and shares having a value of $4,000,000. The transaction closed on March 29, 2004, with the Company’s portion of the purchase price being $1,733,527.40 cash and 5,714,285 units at a deemed price of $0.35 per unit for a total of $2,000,000 worth of units. Each unit is comprised of one common share and one common share purchase warrant, exercisable prior to March 17, 2005, at a price of $0.45 per share.

The principal asset of Harmony Canada is the Bissett Gold Mine, located at Bissett, Manitoba, 250 kilometres northeast of Winnipeg. The Bissett mine assets include:  a 1,250 ton per day gold processing plant; all production and environmental permits; substantial capital tax pools; and a NI 43-101 compliant geological resource comprised of: a measured resource of 539,000 tons grading 0.24 ounces per ton (opt) gold; an indicated resource of 728,100 tons grading 0.27 opt gold; and an inferred resource of 734,700 tons grading 0.31 opt gold (A.C.A. Howe International Limited, February 2004).

In addition, pursuant to the terms and conditions of the Letter of Intent, the Company has the right to acquire a 50% interest in San Gold’s mineral properties contiguous with the Bissett Mine. The area of influence for the joint venture has subsequently been expanded to include all of San Gold’s properties located within the Rice Lake greenstone belt, which stretches from the east side of Lake Winnipeg to the Ontario border, encompassing an area of 90 kilometres x 20 kilometres. To exercise this option, the Company will finance exploration expenditures of $1,000,000 on the San Gold properties, to match the deemed contribution of San Gold to the Joint Venture; thereafter both parties will participate on a 50/50 joint venture basis in the ongoing exploration of the San Gold Properties. Subsequent to the period ending June 30, 2004, the Company has completed a flow-through private placement financing of $1,250,000 to meet its exploration obligations for the Rice Lake Joint Venture (see “Financing Activities”).

The Rice Lake Joint Venture controls over 7,000 hectares in the Rice Lake Greenstone Belt within the Uchi Sub-province, which also contains the prolific Red Lake and Pickle Lake gold producing belts.  The San Gold #1 deposit is located 3 kilometres east of the Bissett Mine along the mine horizon, with the recently discovered #2 and # 3 zones located 6 kilometres east on the same trend.  A further 12 kilometres remains untested along this trend on the Rice Lake Gold Corporation land.  The parties will also participate on a joint venture basis to rehabilitate, develop, and return the Bissett Gold Mine to production.

In order to complete the acquisition of Harmony Canada, the Company and San Gold entered into an agreement to secure a $2,500,000 loan (the “Loan”) from Quest Capital Corp. (“Quest”) to San Gold, the Company and the Rice Lake Joint Venture.  Quest received a bonus of $250,000, payable in the form of 350,000 common shares in the capital of San Gold and 450,000 common shares in the capital of Gold City and a standby fee in the amount of $53,767.13 as additional consideration for providing the Loan.  The Loan was repayable on August 31, 2004, with the borrowers having the option to extend the Loan to February 28, 2005 in consideration for payment of an additional 450,000 common shares in the capital of Gold City and 350,000 common shares in the capital of San Gold. The Loan was repaid in full on July 30, 2004.

The Company’s 2004 exploration budget for British Columbia ($1,200,000), aimed primarily at advancing the Greenwood Gold Project to production, represents a significant increase over exploration expenditures over the previous year.

Sustained higher commodity prices and more favourable market conditions have enabled the Company to secure the necessary financing to continue advancing its Greenwood Gold Project and to enter into the Rice Lake Joint Venture in Manitoba.

Results of Operations

During the six months ended June 30, 2004, the Company reported a net loss of $1,174,768 ($0.03 per share) compared to a net loss of $218,742 ($0.01 per share) reported in the six months ended June 30, 2003.  Contributing to the increased net loss for the period are: financing fees and interest totaling $388,988, attributable primarily to the loans from Ocean Resources Capital Holdings Plc. (“ORCH”) and Quest Capital; foreign exchange losses of $93,947 related to the ORCH loan; audit, accounting, & legal fees of $177,256, attributable to the acquisition of Harmony Canada, formation of the Rice Lake Joint Venture, and related transactions (see “Overview”); $40,852 in share transfer & regulatory filing fees, due to financing transactions and the acquisition of Harmony Canada; and $89,056 in business development and investor relations expenses, due to increased promotion and investor relations activities, a monthly investor relations consulting fee of $5,000 with Marketsmart Communications, and participation in various investor conferences.

Office and general expenses increased by $105,128 during the six months ended June 30, 2004.  Increases in office and general expenses are attributable to increases of $58,342 and $5,195 in salary expenses and management fees, respectively; an increase of $19,631 in travel & accommodation expenses; and an increase of $13,326 in workers compensation payments, which are due to both increased field activities and as a result of the application of a higher assessment rate related to field exploration activities.

Greenwood Gold Project and Other BC Exploration Properties

During the six months ended June 30, 2004, the Company reported deferred exploration totaling $532,741, of which $476,922 was expended on its Greenwood Gold Project.  In June 2004 the Company commenced a 22-hole (3,500 metres) diamond drill program on the Lexington property.  The program was completed in early August, with assays pending.   In July 2004 a trenching and sampling program was completed in the northwest sector of the 4 kilometre long Golden Crown Trend.  Detailed geochemical soil sampling of the southeastern half of the Golden Crown Trend was completed in late July in preparation for trenching and drilling in the fall of 2004. Projected expenditures for the Greenwood Gold Project for the balance of the year total $425,000.

On May 17, 2004 the Company reported an independent resource calculation on the Lexington and Golden Crown gold-copper properties prepared by Snowden Mining Industry Consultants Inc.  The National Instrument 43-101 compliant resource estimate effectively tripled the previous historic resource base for the Greenwood Gold Project.  At a 6 gram/tonne (g/t) gold equivalent cut-off, the Lexington indicated resource consists of 152,600 tonnes grading 10.3 g/t gold and 1.6% copper or a gold equivalent of 13.8 g/t and an inferred resource of 58,300 tonnes grading 10.2 g/t gold and 1.7% copper or a gold equivalent of 13.8 g/t.  At a 6 g/t gold equivalent cut-off, the Golden Crown indicated resource consists of 30,700 tonnes grading 17.9 g/t gold and 0.8% copper or a gold equivalent of 19.7 g/t and an inferred resource of 74,200 tonnes grading 12.7 g/t gold and 0.6% copper or a gold equivalent of 14.0 g/t.

The Company submitted a permit application to construct and operate a 200 tonne per day mill and tailings facility, near Greenwood, BC, to the Ministry of Energy and Mines in British Columbia in May 2004.  Detailed engineering for the process plant is now underway.  In January 2004 the Company received a permit to mine a 10,000 underground bulk sample from the Lexington deposit.  Subsequent to the period ended June 30, 2004 the Company has also submitted a permit application to mine a 10,000 tonne bulk sample from the Golden Crown deposit.

Also in July, the Company conducted a prospecting and sampling program at the Tommy Jack Property, located 150 kilometres north of Smithers, BC ($60,000).  In August the Company conducted a prospecting and sampling program at the Domin property, located 45 kilometres northeast of Wells, BC ($60,000).

Rice Lake Gold Corporation – Bissett, Manitoba

During the three months ended June 30, 2004, the Rice Lake Joint Venture completed an initial 12-hole diamond drill program ($170,000) on the San Gold #1 deposit, located 3 kilometres east of the Rice Lake Gold Mine.  Phase 1 drilling has intersected the deposit over a 425 metre strike length to a depth of 200 metres to date and remains open in all directions.   Subsequent to the period ending June 30, 2004, a second phase of drilling has been completed with assays pending at the time of this report.

Summary of Quarterly Results (Unaudited)

	June 30, 2004 ($)	March 31, 2004 ($)	December 31, 2003 ($)	September 30, 2003 ($)	June 30, 2003 ($)	March 31, 2003 ($)	December 31, 2002 ($)	September 30, 2002 ($)
Total Revenues	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Net (Loss)	(1,174,768)	(656,724)	(614,482)	(1,494,087)	(136,998)	(81,744)	(119,603)	(87,287)
Basic and Diluted Net (Loss) per Share	($0.03)	($0.02)	($0.02)	($0.06)	($0.01)	($0.00)	($0.01)	($0.00)
Deferred Exploration	532,741	108,052	474,491	81,804	76,988	53,941	102,231	96,825

Financing Activities

In January 2004 the Company closed four previously announced private placements from December 2003 for total gross proceeds of $1,318,235.

On January 5, 2004, the Company closed a flow-through private placement previously announced on December 4, 2003, whereby the Company issued 1,123,528 units priced at $0.35 for gross proceeds of $393,234, each unit being comprised of one flow-through common share and one share purchase warrant, with each warrant entitling the holder to purchase one additional common share, at an exercise price of $0.45, prior to January 5, 2005.  The Company issued 78,750 finder’s units to Canaccord Capital pursuant to the private placement, with the warrants having the same terms and conditions as for the private placement.

Also on January 5, 2004, the Company closed a flow-through private placement previously announced on December 23, 2003, whereby the Company issued 1,714,286 units priced at $0.35 per unit for gross proceeds of $600,000, each unit being comprised of one flow-through common share and one share purchase warrant entitling the holder to purchase one additional common share, at an exercise price of $0.45 per share, prior to January 5, 2005.  The Company paid finder’s fees of $18,000 and issued 68,572 finder’s warrants to Canaccord Capital. The Company also paid finder’s fees of $27,000 and issued 102,857 finder’s warrants to Golden Capital Securities Ltd. pursuant to the private placement.  The finder’s warrants are subject to the same terms and conditions as the private placement warrants.

Also on January 5, 2004, the Company closed a flow-through private placement previously announced on December 30, 2003, whereby the Company issued 728,572 units, priced at $0.35 per unit, for gross proceeds of $255,000, each unit being comprised of one flow-through common share and one share purchase warrant, entitling the holder to purchase one additional common share, at an exercise price of $0.45 per share, prior to January 5, 2005.  The Company paid a cash finder’s fee of $19,125 to Limited Market Dealer Inc. and 72,857 finder’s warrants to First Republic Securities Corporation.  The finder’s warrants are subject to the same terms and conditions as the private placement warrants.

On January 8, 2004 the Company closed a non-flow-through private placement previously announced on November 21, 2003, whereby the Company issued 200,000 units priced at $0.35 per unit, for gross proceeds of $70,000, each unit being comprised of one common share and one share purchase warrant.  Each share purchase warrant entitles the holder to purchase one additional common share at an exercise price of $0.45 per share prior to January 8, 2005, or at an exercise price of $0.55 per share prior to January 8, 2006.  A finder’s fee of 20,000 units was paid to Canaccord Capital with the finder’s warrants being subject to the same terms and conditions as the private placement.

On March 12, 2004 the Company completed a non-flow-through private placement, whereby the Company issued 619,200 units, priced at $0.35 per unit, for gross proceeds of $216,200, each unit being comprised of one common share and one share purchase warrant.  Each warrant entitles the holder to purchase one additional common share, at an exercise price of $0.45 per share, prior to March 12, 2005. In connection with the private placement the Company issued 19,818 and 26,622 brokers’ warrants to Harris Partners Limited and Bolder Investments Partners Ltd., respectively and paid a brokers’ cash commission of $16,254 to Harris Partners Limited.  The brokers’ warrants are exercisable at $0.45 per share for a period of two years.

Subsequent to the period ending June 30, 2004 the Company has completed three additional private placement financings for gross proceeds of $3,870,000.

On July 14, 2004 the Company completed a brokered flow-through private placement of 3,000,000 units, priced at $0.25 per unit, for gross proceeds of $750,000, each unit being comprised of one flow-through common share and one share purchase warrant.  Each warrant entitles the holder to purchase one additional common share, at an exercise price of $0.35 per share, prior to July 9, 2005.  Canaccord Capital Corporation was paid an agent’s cash commission of $56,250 and 300,000 agent’s warrants, with the agent’s warrants exercisable prior to July 9, 2005, at an exercise price of $0.30 per share.

On July 30, 2004 the Company completed a non-brokered private placement of 9,350,000 units, priced at $0.20 per unit, for gross proceeds of $1,870,000. Certain insiders of the Company participated in the private placement by purchasing 3,450,000 units, for aggregate consideration of $690,000. Each unit is comprised of one common share and one share purchase warrant, with each warrant entitling the holder to purchase one additional common share prior to July 26 2006, at an exercise price of $0.31 per share.

On August 24, 2004 the Company completed a brokered flow-through private placement of 5,000,000 units, priced at $0.25 per unit, for gross proceeds of $1,250,000.  Each unit is comprised of one flow-through common share and one share purchase warrant.  Each warrant entitles the holder to purchase one additional common share prior to August 19, 2005, at an exercise price of $0.30 per share.  Canaccord Capital Corporation and Dundee Securities Corporation were paid agent’s commissions of $37,500 and $56,250, respectively, and were issued 200,000 and 300,000 agent’s warrants, respectively.  The agent’s warrants are exercisable prior to August 19, 2005 at an exercise price of $0.30 per share.

Liquidity and Capital Resources

The Company is in the mineral exploration and development business and is exposed to many risks and uncertainties, which are inherent to the mining industry.  Exploration and development of mineral properties is capital intensive.  Companies in this business are subject to fluctuations in prices of commodities and currencies, market conditions, inflation, governmental regulations, and environmental factors, among other risks.

The Company currently has no sources of revenue and it relies primarily on equity financings to fund exploration and working capital activities.

The Company’s working capital position as at June 30, 2004 was $146,571.  Subsequent to the period ending June 30, 2004 the Company has closed three additional private placement financings for total gross proceeds of $3,870,000 (see “Financing Activities”). The Company expects to meet on-going capital requirements through additional equity and/or debt financings, including flow-through funding to finance exploration programs on its Canadian mineral properties.

Pursuant to the Welbar property option agreements (Promise and Myrtle-Proserpine), the Company holds 660,000 shares of International Wayside Gold Mines Ltd., which the Company treats as marketable securities.

As at June 30, 2004, the Company had long term debt totaling $3,805,564 including: (1) a $1,250,000 loan repayable to Quest Capital Corporation on August 31, 2004, such repayment being extendable to February 28, 2005, at the borrowers’ option, subject to payment of a bonus of 450,000 common shares and (2) a $2,555,564 loan repayable to Ocean Resources Capital Holdings Plc. in 2006. Subsequent to the period ending June 30, 2004, the $1,250,000 loan was repaid in full to Quest Capital Corporation on July 30, 2004.

Transactions with Related Parties

In December 2003 the Company entered into a private placement subscription agreement for 400,000 units of Jantri Resources Inc. (TSX-V:JNT), at $0.20 per unit for a total investment of $80,000.  Each unit is comprised of one common share and one share purchase warrant, exercisable at $0.30 per share prior to January 9, 2005.  Pursuant to the Caramelia option agreement, the Company was issued 100,000 Jantri shares in July 2003 and a further 200,000 Jantri shares in January 2004.  Pursuant to the Old Nick option agreement, the Company was issued 100,000 Jantri shares in June 2004. The Company currently holds 800,000 Jantri shares, representing 13.1% of the issued and outstanding shares of Jantri.  The Company intends to hold Jantri shares for long term investment purposes.

Off Balance Sheet Arrangements

The Company does not use off-balance sheet arrangements.

Other MD&A Requirements

The Company has filed an alternative form of Annual Information Form on SEDAR at www.sedar.com.

Outstanding Share Data

On January 15, 2004, pursuant to an ordinary resolution of the Company’s shareholders, the authorized share capital of the Company was increased from 60,000,000 common shares to 200,000,000 common shares.

The Company’s share data as at August 25, 2004 is as follows:

	Exercise Price	Expiry Date	Number of Shares
Issued and Outstanding Shares as at August 25, 2004			61,437,163
Warrants Outstanding
1,400,000	$0.30/Yr.1 $0.40/Yr. 2	October 9, 2005
1,185,000	$0.30/Yr.1 $0.40/Yr. 2	October 29, 2005
333,333	$0.40	November 14, 2004
1,202,278	$0.45	January 5, 2005
1,885,715	$0.45	January 5, 2005
801,429	$0.45	January 5, 2005
220,000	$0.45/Yr.1 $0.55/Yr.2	January 8, 2006
619,200	$0.45	March 12, 2005
400,012	$0.45	March 12, 2006
5,714,285	$0.45	March 17, 2005
1,800,000	$0.30	July 9, 2005
9,350,000	$0.31	July 26, 2006
3,000,000	$0.30	August 19, 2005
27,911,252			27,911,252
Stock Options Outstanding
350,000	$0.36	April 11, 2005
145,000	$0.25	May 26, 2005
60,000	$0.25	November 3, 2005
100,000	$0.25	December 4, 2005
735,000	$0.15	May 6, 2007
980,000	$0.20	September 8, 2008
50,000	$0.25	April 8, 2009
1,755,000	$0.25	May 28, 2009
60,000	$0.25	July 1, 2009
4,175,000			4,175,000
Fully Diluted			93,523,415

Outlook

In British Columbia the Company is continuing to focus on advancing its Greenwood Gold Project to production, with plans to construct and operate a 200 tonne per day mill near Greenwood, BC.  The Company expects to complete its planned 2004 exploration programs in British Columbia by December 2004 with total budgeted expenditures of $1.2 million.

In Manitoba, the Company and its joint venture partner, San Gold Resources Corporation will focus on extending and developing known high grade veins within the Bissett mine with a view to returning the mine to production.  The Company has raised the necessary financing to complete its obligation of expending $1,000,000 on exploration of the San Gold properties, to earn its 50% interest in the San Gold properties.  In addition to the diamond drilling programs on the San Gold #1 deposit and the San Gold #2 & #3 zones, geophysical surveys and drilling are planned for the previously untested 12 kilometres of mine horizon on the adjoining San Gold properties, which form part of the Rice Lake Joint Venture lands.  The goal of the Rice Lake Joint Venture is to increase the current resource to 1.2 million ounces of gold, including the existing resource of 550,000 ounces (A.C.A. Howe, February 2004) at the Bissett mine.

Form 52-109FT2 – Certification of Interim Filings during Transition Period

I, Frederick J. Sveinson, President, Chief Executive Officer, and Director of Gold City Industries Ltd., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Gold City Industries Ltd., (the issuer) for the interim period ending June 30, 2004;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date:

August 25, 2004

Signed “Fred Sveinson”

Frederick J. Sveinson

President, Chief Executive Officer, and Director

Form 52-109FT2 – Certification of Interim Filings during Transition Period

I, Courtney A. Shearer, Chief Financial Officer and Director of Gold City Industries Ltd., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Gold City Industries Ltd., (the issuer) for the interim period ending June 30, 2004;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date:

August 25, 2004

Signed “Courtney Shearer”

Courtney A. Shearer

Chief Financial Officer and Director

GOLD CITY INDUSTRIES LTD.

550 - 580 Hornby Street

Vancouver, B.C. Canada V6C 3B6

Website: http://www.gold-city.net        E-mail: info@gold.city-net

August 25, 2004

Alberta Securities Commission

British Columbia Securities Commission

TSX Venture Exchange

RE: Gold City Industries Ltd.

        Suite 550, 580 Hornby Street

        Vancouver, B.C.

        V6C 3B6

Interim Financial Statements (Unaudited) and Management’s Discussion and Analysis for the period ending June 30, 2004

We confirm that on August 25, 2004, the above noted material issued by the Company was forwarded by pre-paid mail to all members on the supplemental mailing list of the Company.

Yours truly,

Signed “Frederick Sveinson”

Frederick Sveinson

President

Gold City Industries Ltd.
550– 580 Hornby Street, Vancouver, BC V6C 3B6
Phone: (604) 682-7677	Fax: (604) 642-6577
Email: info@gold-city.net	Website: www.gold-city.net

NEWS RELEASE

04-35

August 24, 2004	TSX Venture: GC

Gold City Closes $1,250,000 Private Placement

Fred Sveinson, President, reports that the Company has closed the previously announced brokered flow-through private placement of 5,000,000 Units, priced at $0.25 per Unit, for total gross proceeds of $1,250,000, with Canaccord Capital Corporation and Dundee Securities Corporation (NR 04-30).  Each Unit is comprised of one flow-through common share and one share purchase warrant, with each warrant entitling the holder to purchase one additional common share, at an exercise price of $0.30 per share, prior to August 19, 2005.

An agent’s cash commission of 7.5% of the proceeds has been paid.  Canaccord Capital Corporation and Dundee Securities Corporation have been issued 200,000 and 300,000 Agent’s Warrants, respectively. The Agent’s Warrants are exercisable prior to August 19, 2005, at an exercise price of $0.30 per share.

Securities issued pursuant to the private placement are subject to a four month hold until December 20, 2004.

Proceeds of the private placement will be used by the Company to fulfill the Company’s exploration commitments in Manitoba on properties joint ventured with San Gold Resources Corporation.

In an unrelated matter, the Company has issued 110,795 common shares, representing 60% of its semi-annual interest payment, at a deemed price of $0.75 per share, to Ocean Resources Capital Holdings Plc. (“ORCH”), pursuant to a £960,000 loan, which the Company received from ORCH in August 2003 (NR 03-13).  The shares are subject to a four month hold until December 4, 2004.

Gold City Industries Ltd.

Signed “Fred Sveinson”

Fred Sveinson, President

For Investor Relations information please contact Maria Da Silva at (604) 261-4466

The statements made in this News Release may contain certain forward-looking statements.  Actual events or results may differ from the Company’s expectations.  Certain risk factors may also affect the actual results achieved by the Company.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Gold City Industries Ltd.
550– 580 Hornby Street, Vancouver, BC V6C 3B6
Phone: (604) 682-7677	Fax: (604) 642-6577
Email: info@gold-city.net	Website: www.gold-city.net

NEWS RELEASE

04-34

August 12, 2004	TSX Venture: GC

Gold City Increases Private Placement

Fred Sveinson, President, reports that the Company has amended a brokered flow-through private placement with Canaccord Capital Corporation and Dundee Securities Corporation, previously announced on July 20, 2004 (NR 04-30), to increase the number of units offered from 4,000,000 units to 5,000,000 units, priced at $0.25 per unit, for total gross proceeds of $1,250,000.

All other terms of the private placement will remain the same as was previously announced, with each unit being comprised of one flow-through common share and one half share purchase warrant, with each whole warrant entitling the holder to purchase one additional common share, at an exercise price of $0.30 per share, for a period of one year. An agent’s cash commission of 7.5% of proceeds and agent’s warrants totaling 10% of the offering sold will be issued.  The agent’s warrants will have the same terms as the warrants forming part of the units in the offering.  An administration fee of $5,000 is payable to Canaccord Capital Corporation.

Securities issued pursuant to the private placement will be subject to a four month hold.  The private placement is subject to acceptance for filing by the TSX Venture Exchange.

Proceeds of the private placement will be used by the Company to fulfill the Company’s exploration commitments in Manitoba on properties joint ventured with San Gold Resources Corporation.

Gold City Industries Ltd.

Signed “Fred Sveinson”

Fred Sveinson, President

For Investor Relations information please contact Maria Da Silva at (604) 261-4466

The statements made in this News Release may contain certain forward-looking statements.  Actual events or results may differ from the Company’s expectations.  Certain risk factors may also affect the actual results achieved by the Company.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

MATERIAL CHANGE REPORT UNDER

SECURITIES ACT (BRITISH COLUMBIA) SECTION 85(1)

BC FORM 53-901F (Previously Form 27)

1.

Reporting Issuer:

Gold City Industries Ltd.

Suite 550, 580 Hornby Street

Vancouver, British Columbia

V6C 3B6

2.

Date of Material Change(s):

July 14, 2004, July 19, 2004, July 30, 2004, and August 4, 2004

3.

Press Releases:

Press release(s) NR 04-25, NR 04-26, & NR 04-27 dated July 14, 2004 disseminated through the facilities of Canada Newswire and Stockwatch; NR 04-29 dated July 19, 2004; and NR 04-30 dated July 30, 2004, disseminated through the facilities of Market News and Stockwatch; and NR 04-33 dated August 4, 2004 disseminated through the facilities of Canada Newswire, Market News, and Stockwatch.   (Copies attached hereto).

4.

Summary of Material Change:

On July 14, 2004 the Company announced that it had arranged a non-brokered private placement of 6,750,000 units, priced at $0.20 per unit, for gross proceeds of $1,350,000.  Each unit is comprised of one common share and one share purchase warrant, with each share purchase warrant entitling the holder to purchase one additional common share, at an exercise price of $0.31 per share, for a period of two years.

The Company also reported that it expected certain insiders of the Company to participate in the private placement by purchasing 2,500,000 units, for aggregate consideration of $500,000.   The sale of units by the Company to insiders will constitute a “related party transaction” within the meaning of the policies of the TSX Venture Exchange.  The sale of units by the Company to the insiders will be exempt from valuation and minority shareholder approval requirements under the policies of the TSX Venture Exchange due to the fair market value of the consideration paid by the insiders being less than 25% of the market capitalization of the Company.

Securities issued pursuant to the private placements will be subject to a four month hold.  The private placement is subject to acceptance for filing by the TSX Venture Exchange.

Proceeds from the private placement will be used to advance the Rice Lake gold project and for working capital.

Further on July 14, 2004 the Company announced that an insider of the Company had arranged for the sale of an aggregate of 660,000 common shares of the Company at a price of $0.20 per share, through the facilities of the TSX Venture Exchange.  The proceeds from the sale of the common shares will be used by the insider to subscribe for 660,000 units being offered pursuant to the Company’s previously announced non-brokered private placement of 6,750,000 units at a price of $0.20 per unit for aggregate gross proceeds of $1,350,000.  Each unit is comprised of one common share and one share purchase warrant, with each share purchase warrant entitling the holder to purchase one additional common share, at an exercise price of $0.31 per share, for a period of two years.

Subsequently and, also on July 14, 2004, the Company reported that certain insiders had arranged for the sale of an additional 2,790,000 common shares of the Company for an aggregate sale of 3,450,000 common shares, through the facilities of the TSX Venture Exchange.  As previously disclosed, the proceeds from the sale of the common shares were to be used by the insiders to subscribe for 3,450,000 units being offered pursuant to the Company’s previously announced non-brokered private placement of 6,750,000 units, at a price of $0.20 per unit for aggregate gross proceeds of $1,350,000.

On July 19, 2004 the Company reported that it had amended the the non-brokered private placement announced on July 14, 2004 (NR 04-25) to increase the number of units from 6,750,000 units to 9,350,000 units, priced at $0.20 per unit, for gross proceeds of $1,870,000.  All other terms of the private placement would remain the same as was previously announced on July 14, 2004, with each unit comprised of one common share and one share purchase warrant. Each share purchase warrant will entitle the holder to purchase one additional common share, at an exercise price of $0.31 per share, for a period of two years.

As had been reported on July 14, 2004, certain insiders of the Company have participated in the private placement by purchasing 3,450,000 units, for aggregate consideration of $690,000.  The sale of units by the Company to insiders will constitute a “related party transaction” within the meaning of the policies of the TSX Venture Exchange.  The sale of units by the Company to the insiders will be exempt from valuation and minority shareholder approval requirements under the policies of the TSX Venture Exchange due to the fair market value of the consideration paid by the insiders being less than 25% of the market capitalization of the Company.

The private placement was accepted for filing by the TSX Venture Exchange on July 23, 2004.

On July 30, 2004 the Company announced that it had closed the private placement.  The Company received subscriptions for 9,350,000 units, priced at $0.20 per unit, for total gross proceeds of $1,870,000.   Each unit is comprised of one common share and one share purchase warrant, with each warrant being exercisable until July 26, 2006 to purchase one additional common share, at an exercise price of $0.31 per share.  Securities issued pursuant to the private placement are subject to a four month hold until November 27, 2004.

Proceeds of the private placement will be used by the Company to advance the Rice Lake gold project and for working capital.

Subsequently, on August 4, 2004 the Company announced jointly with San Gold Resources Corporation (the Company’s joint venture partner on the Rice Lake gold project), that the parties had repaid their $2.5 million loan from Quest Capital Corp. ($1.25 million for each party), which the parties had used to complete the acquisition of Rice Lake Gold Corporation in March 2004.

5.

Full Description of Material Change:

As described in the attached news releases.

6.

Reliance on Provision:

Not applicable.

7.

Omitted Information:

Not applicable.

8.

Senior Officer:

Frederick J. Sveinson

Gold City Industries Ltd.

Suite 550, 580 Hornby Street

Vancouver, British Columbia V6C 3B6

Telephone:

(604) 682-7677

Fax:

(604) 642-6577

9.

Statement of Senior Officer:

The foregoing accurately discloses the material change referred to herein.

DATED at the city of Vancouver, in the Province of British Columbia, as of the 4th day of August, 2004.

Frederick J. Sveinson “Signed”
Frederick J. Sveinson
President and CEO

Gold City Industries Ltd.
550– 580 Hornby Street, Vancouver, BC V6C 3B6
Phone: (604) 682-7677	Fax: (604) 642-6577
Email: info@gold-city.net	Website: www.gold-city.net

NEWS RELEASE

04-25

July 14, 2004	TSX Venture: GC

Gold City Arranges $1,350,000 Private Placement

Fred Sveinson, President, reports that the Company has arranged a non-brokered private placement of 6,750,000 units, priced at $0.20 per unit, for gross proceeds of $1,350,000.  Each unit is comprised of one common share and one share purchase warrant, with each share purchase warrant entitling the holder to purchase one additional common share, at an exercise price of $0.31 per share, for a period of two years.

Certain insiders of the Company are expected to participate in the private placement by purchasing 2,500,000 units, for aggregate consideration of $500,000.  The sale of units by the Company to insiders will constitute a “related party transaction” within the meaning of the policies of the TSX Venture Exchange.  The sale of units by the Company to the insiders will be exempt from valuation and minority shareholder approval requirements under the policies of the TSX Venture Exchange due to the fair market value of the consideration paid by the insiders being less than 25% of the market capitalization of the Company.

Securities issued pursuant to the private placements will be subject to a four month hold.  The private placement is subject to acceptance for filing by the TSX Venture Exchange.

Proceeds from the private placement will be used to advance the Rice Lake gold project and for working capital.

Gold City Industries Ltd.

Signed “Fred Sveinson”

Fred Sveinson, President

For Investor Relations information please contact Maria Da Silva at (604) 261-4466

The statements made in this News Release may contain certain forward-looking statements.  Actual events or results may differ from the Company’s expectations.  Certain risk factors may also affect the actual results achieved by the Company.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Gold City Industries Ltd.
550– 580 Hornby Street, Vancouver, BC V6C 3B6
Phone: (604) 682-7677	Fax: (604) 642-6577
Email: info@gold-city.net	Website: www.gold-city.net

NEWS RELEASE

04-26

July 14, 2004	TSX Venture: GC

Gold City Completes Related Party Transaction

Fred Sveinson, President, reports that further to the Company’s news release NR 04-25 earlier today, an insider of the Company has arranged for the sale of an aggregate of 660,000 common shares of the Company at a price of $0.20 per share, through the facilities of the TSX Venture Exchange.  The proceeds from the sale of the common shares will be used by the insider to subscribe for 660,000 units being offered pursuant to the Company’s previously announced non-brokered private placement of 6,750,000 units at a price of $0.20 per unit for aggregate gross proceeds of $1,350,000.  Each unit is comprised of one common share and one share purchase warrant, with each share purchase warrant entitling the holder to purchase one additional common share, at an exercise price of $0.31 per share, for a period of two years.

The sale of units by the Company to the insider will constitute a “related party transaction” within the meaning of the policies of the TSX Venture Exchange.  The sale of units by the Company to the insider will be exempt from valuation and minority shareholder approval requirements under the policies of the TSX Venture Exchange due to the fair market value of the consideration paid by the insider being less than 25% of the market capitalization of the Company.

Securities issued pursuant to the private placement will be subject to a four month hold.  The private placement is subject to acceptance for filing by the TSX Venture Exchange.

Proceeds from the private placement will be used to advance the Rice Lake gold project and for working capital.

Gold City Industries Ltd.

Signed “Fred Sveinson”

Fred Sveinson, President

For Investor Relations information please contact Maria Da Silva at (604) 261-4466

The statements made in this News Release may contain certain forward-looking statements.  Actual events or results may differ from the Company’s expectations.  Certain risk factors may also affect the actual results achieved by the Company.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Gold City Industries Ltd.
550– 580 Hornby Street, Vancouver, BC V6C 3B6
Phone: (604) 682-7677	Fax: (604) 642-6577
Email: info@gold-city.net	Website: www.gold-city.net

NEWS RELEASE

04-27

July 14, 2004	TSX Venture: GC

Gold City Completes Additional Related Party Transactions

Fred Sveinson, President, reports that further to the Company’s news release NR 04-26 earlier today, certain insiders of the Company have arranged for the sale of an additional 2,790,000 common shares of the Company for an aggregate sale of 3,450,000 common shares, through the facilities of the TSX Venture Exchange.  The proceeds from the sale of the common shares will be used by the insiders to subscribe for 3,450,000 units being offered pursuant to the Company’s previously announced non-brokered private placement of 6,750,000 units, at a price of $0.20 per unit for aggregate gross proceeds of $1,350,000 (NR 04-25).  Each unit is comprised of one common share and one share purchase warrant, with each share purchase warrant entitling the holder to purchase one additional common share, at an exercise price of $0.31 per share, for a period of two years.

The sale of units by the Company to the insiders will constitute a “related party transaction” within the meaning of the policies of the TSX Venture Exchange.  The sale of units by the Company to the insiders will be exempt from valuation and minority shareholder approval requirements under the policies of the TSX Venture Exchange due to the fair market value of the consideration paid by the insiders being less than 25% of the market capitalization of the Company.

Securities issued pursuant to the private placement will be subject to a four month hold.  The private placement is subject to acceptance for filing by the TSX Venture Exchange.

Proceeds from the private placement will be used to advance the Rice Lake gold project and for working capital.

Gold City Industries Ltd.

Signed “Fred Sveinson”

Fred Sveinson, President

For Investor Relations information please contact Maria Da Silva at (604) 261-4466

The statements made in this News Release may contain certain forward-looking statements.  Actual events or results may differ from the Company’s expectations.  Certain risk factors may also affect the actual results achieved by the Company.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Gold City Industries Ltd.
550– 580 Hornby Street, Vancouver, BC V6C 3B6
Phone: (604) 682-7677	Fax: (604) 642-6577
Email: info@gold-city.net	Website: www.gold-city.net

NEWS RELEASE

04-29

July 19, 2004	TSX Venture: GC

Gold City Amends Private Placement

Fred Sveinson, President, reports that the Company has amended the non-brokered private placement announced on July 14, 2004 (NR 04-25) to increase the number of units from 6,750,000 units to 9,350,000 units, priced at $0.20 per unit, for gross proceeds of $1,870,000.

All other terms of the private placement will remain the same as was previously announced, with each unit comprised of one common share and one share purchase warrant. Each share purchase warrant will entitle the holder to purchase one additional common share, at an exercise price of $0.31 per share, for a period of two years.

Certain insiders of the Company have participated in the private placement by purchasing 3,450,000 units, for aggregate consideration of $690,000.  The sale of units by the Company to insiders will constitute a “related party transaction” within the meaning of the policies of the TSX Venture Exchange.  The sale of units by the Company to the insiders will be exempt from valuation and minority shareholder approval requirements under the policies of the TSX Venture Exchange due to the fair market value of the consideration paid by the insiders being less than 25% of the market capitalization of the Company.

Securities issued pursuant to the private placements will be subject to a four month hold.  The private placement is subject to acceptance for filing by the TSX Venture Exchange.

Proceeds from the private placement will be used to advance the Rice Lake gold project and for working capital.

Gold City Industries Ltd.

Signed “Fred Sveinson”

Fred Sveinson, President

For Investor Relations information please contact Maria Da Silva at (604) 261-4466

The statements made in this News Release may contain certain forward-looking statements.  Actual events or results may differ from the Company’s expectations.  Certain risk factors may also affect the actual results achieved by the Company.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Gold City Industries Ltd.
550– 580 Hornby Street, Vancouver, BC V6C 3B6
Phone: (604) 682-7677	Fax: (604) 642-6577
Email: info@gold-city.net	Website: www.gold-city.net

NEWS RELEASE

04-32

July 30, 2004	TSX Venture: GC

Gold City Closes $1,870,000 Private Placement

Fred Sveinson, President, reports that the Company has closed the previously announced non-brokered private placement of 9,350,000 units, priced at $0.20 per unit, for gross proceeds of $1,870,000 (NR 04-29).  Each unit is comprised of one common share and one share purchase warrant, with each warrant entitling the holder to purchase one additional common share, at an exercise price of $0.31 per share, prior to July 26, 2006.

Securities issued pursuant to the private placement are subject to a four month hold until November 27, 2004.  Proceeds of the private placement will be used by the Company to advance the Rice Lake gold project and for working capital.

In an unrelated matter, the Company has issued 100,000 common shares to the Vendors of the Dominion Creek Property (NR 04-24).  The shares are subject to a four month hold until November 27, 2004.

Gold City Industries Ltd.

Signed “Fred Sveinson”

Fred Sveinson, President

For Investor Relations information please contact Maria Da Silva at (604) 261-4466

The statements made in this News Release may contain certain forward-looking statements.  Actual events or results may differ from the Company’s expectations.  Certain risk factors may also affect the actual results achieved by the Company.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

San Gold Resources Corp.                                          Gold City Industries Ltd.

SGR : TSX-V                                                                                                                                  GC : TSX-V

www.san-gold.net                                                                                                                          www.gold-city.net

www.ricelakejv.com

August 4, 2004

Bissett, Manitoba

Dale Ginn, President of San Gold Resources Corporation (“SGR”) and Fred Sveinson, President of Gold City Industries Ltd. (“GC”) are extremely pleased to announce that they have extinguished their respective loans in the amount of Can.1.25 million dollars each to Quest Capital Corp.  The loans were used to purchase 100% interest in Harmony Gold (Canada) Inc. (now Rice Lake Gold Corp.) on March 17, 2004. The Harmony Gold assets include: the Rice Lake gold mine, a 1,250 ton per day processing plant and related mine infrastructure, and all environmental and operating permits.

Rice Lake Gold Corp. (RLGC), jointly owned by SGR and GC, is now completely debt free and firmly in control of the Rice Lake Gold Belt by virtue of its gold resources (currently over 550,000 ounces) (A.C.A. Howe International Limited, February 2004; NR March 31, 2004), fully permitted processing facility, and its dominant land position (over 7,000 hectares and growing).

Since April 2004 two phases of drilling (over 5,000 metres) have been completed at the San Gold #1 deposit, located three kilometers east of the Rice Lake Gold Mine.  Resource calculations are now underway on this deposit, as well as a third phase of drilling designed to test depths below 300 metres.  This deposit is expected to significantly contribute to the overall production plan and previously stated resource goal of 1.2 million ounces.  Work also continues in defining further deposits along a 15 kilometer “mine horizon” containing the Rice Lake Gold Mine, San Gold #1 deposit, and the #2 and #3 discoveries.  The Rice Lake Mill is the only production-ready facility between Lake Winnipeg, Manitoba and Red Lake, Ontario (over 150 kilometers) in the Uchi Subprovince, which contains the prolific Rice Lake, Red Lake and Pickle Lake greenstone belts.  Rice Lake Gold Corporation’s goal is to become Canada’s next gold producer.

San Gold Resources Corp.

Gold City Industries Ltd.

Signed “Dale Ginn”

Signed “Fred Sveinson”

Dale Ginn, President

Fred Sveinson, President

(204) 794-5818

(604) 682-7677

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

The statements made in this news release may contain forward-looking statements. Actual events or results may differ from the Company’s expectations.  Certain risk factors may also affect the actual results achieved by the Company.

MATERIAL CHANGE REPORT UNDER

SECURITIES ACT (BRITISH COLUMBIA) SECTION 85(1)

BC FORM 53-901F (Previously Form 27)

1.

Reporting Issuer:

Gold City Industries Ltd.

Suite 550, 580 Hornby Street

Vancouver, British Columbia

V6C 3B6

2.

Date of Material Change(s):

June 16, 2004 and July 14, 2004

3.

Press Releases:

Press release(s) NR 04-23 dated June 16, 2004 and NR 04-28 dated July 14, 2004, copies of which are attached hereto, were disseminated through the facilities of Market News and Stockwatch.

4.

Summary of Material Change:

On June 16, 2004 the Company announced that it had arranged a brokered flow-through private placement of 3,000,000 Units with Canaccord Capital Corporation, priced at $0.25 per Unit, for total gross proceeds of $750,000.  Each Unit is comprised of one flow-through common share and one half non-flow-through share purchase warrant.  Each whole share purchase warrant will entitle the holder to purchase one additional common share, at an exercise price of $0.30 per share, for one year.

Securities issued pursuant to the private placement will be subject to a four month hold.  An agent’s cash commission of 7.5% of the proceeds and an administration fee of $5,350 is payable and agent’s warrants totaling 10% of the Units (300,000 warrants) will be issued.  The agent’s warrants will be exercisable, at $0.30 per share, for one year. The private placement is subject to acceptance for filing by the TSX Venture Exchange.

Proceeds from the flow-through private placement will be used by the Company for qualifying flow-through expenditures on British Columbia exploration properties.

The private placement was accepted for filing by the TSX Venture Exchange on July 7, 2004.

On July 14, 2004 the Company reported that it had closed the previously announced brokered flow-through private placement of 3,000,000 Units, priced at $0.25 per Unit, for gross proceeds of $750,000.  Each Unit is comprised of one flow-through common share and one half non-flow-through share purchase warrant.  Each whole share purchase warrant entitles the holder to purchase one additional common share, at an exercise price of $0.30 per share, prior to July 9, 2005.

Securities issued pursuant to the private placement are subject to a four month hold until November 10, 2004.  Canaccord Capital Corporation has been paid an agent’s cash commission of 7.5% of the proceeds ($56,250) and 300,000 agent’s warrants.  The agent’s warrants will be exercisable, at $0.30 per share, prior to July 9, 2005. Legal/administration expenses of $2,500 and $5,350, respectively, have been paid to Canaccord Capital Corporation and Cordilleran 2004 Resources Management Ltd.

As had previously been stated, proceeds from the flow-through private placement will be used for qualifying flow-through expenditures on British Columbia exploration properties.

5.

Full Description of Material Change:

As described in the attached news releases.

6.

Reliance on Provision:

Not applicable.

7.

Omitted Information:

Not applicable.

8.

Senior Officer:

Frederick J. Sveinson

Gold City Industries Ltd.

Suite 550, 580 Hornby Street

Vancouver, British Columbia V6C 3B6

Telephone:

(604) 682-7677

Fax:

(604) 642-6577

9.

Statement of Senior Officer:

The foregoing accurately discloses the material change referred to herein.

DATED at the city of Vancouver, in the Province of British Columbia, as of the 16th day of July, 2004.

Frederick J. Sveinson “Signed”
Frederick J. Sveinson
President and CEO

Gold City Industries Ltd.
550– 580 Hornby Street, Vancouver, BC V6C 3B6
Phone: (604) 682-7677	Fax: (604) 642-6577
Email: info@gold-city.net	Website: www.gold-city.net

NEWS RELEASE

04-23

June 16, 2004	TSX Venture: GC

Gold City Arranges $750,000 Brokered Flow-Through Private Placement

Fred Sveinson, President, reports that the Company has arranged a brokered flow-through private placement of 3,000,000 Units with Canaccord Capital Corporation, priced at $0.25 per Unit, for total gross proceeds of $750,000.  Each Unit is comprised of one flow-through common share and one half non-flow-through share purchase warrant.  Each whole share purchase warrant will entitle the holder to purchase one additional common share, at an exercise price of $0.30 per share, for one year.

Securities issued pursuant to the private placement will be subject to a four month hold.  An agent’s cash commission of 7.5% of the proceeds and an administration fee of $5,350 is payable and agent’s warrants totaling 10% of the Units (300,000 warrants) will be issued.  The agent’s warrants will be exercisable, at $0.30 per share, for one year. The private placement is subject to acceptance for filing by the TSX Venture Exchange.

Proceeds from the flow-through private placement will be used by the Company for qualifying flow-through expenditures on British Columbia exploration properties.

Gold City Industries Ltd.

Signed “Fred Sveinson”

Fred Sveinson, President

For Investor Relations information please contact Maria Da Silva at (604) 261-4466

The statements made in this News Release may contain certain forward-looking statements.  Actual events or results may differ from the Company’s expectations.  Certain risk factors may also affect the actual results achieved by the Company.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Gold City Industries Ltd.
550– 580 Hornby Street, Vancouver, BC V6C 3B6
Phone: (604) 682-7677	Fax: (604) 642-6577
Email: info@gold-city.net	Website: www.gold-city.net

NEWS RELEASE

04-28

July 14, 2004	TSX Venture: GC

Gold City Closes $750,000 Private Placement, Contracts Media Services Consultant

Fred Sveinson, President, reports that the Company has closed the previously announced brokered flow-through private placement of 3,000,000 Units, priced at $0.25 per Unit, for gross proceeds of $750,000 (June 16, 2004 - NR 04-23).  Each Unit is comprised of one flow-through common share and one half non-flow-through share purchase warrant.  Each whole share purchase warrant entitles the holder to purchase one additional common share, at an exercise price of $0.30 per share, prior to July 9, 2005.

Securities issued pursuant to the private placement are subject to a four month hold until November 10, 2004.  Canaccord Capital Corporation has been paid an agent’s cash commission of 7.5% of the proceeds ($56,250) and 300,000 agent’s warrants.  The agent’s warrants will be exercisable, at $0.30 per share, prior to July 9, 2005. Legal/administration expenses of $2,500 and $5,350, respectively, have been paid to Canaccord Capital Corporation and Cordilleran 2004 Resources Management Ltd.  Proceeds from the flow-through private placement will be used for qualifying flow-through expenditures on British Columbia exploration properties.

In an unrelated matter, the Company has contracted PacRim Media Group Limited to provide media services to the Company.  The consultant has been granted 60,000 stock options under the Company’s stock option plan, exercisable at $0.25 per share, prior to July 1, 2009.

Gold City Industries Ltd.

Signed “Fred Sveinson”

Fred Sveinson, President

For Investor Relations information please contact Maria Da Silva at (604) 261-4466

The statements made in this News Release may contain certain forward-looking statements.  Actual events or results may differ from the Company’s expectations.  Certain risk factors may also affect the actual results achieved by the Company.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

San Gold Resources Corp.                                  Gold City Industries Ltd.

SGR : TSX-V                                                                                                                                  GC : TSX-V

www.san-gold.net                                                                                                                          www.gold-city.net

www.ricelakejv.com

August 4, 2004

Bissett, Manitoba

Dale Ginn, President of San Gold Resources Corporation (“SGR”) and Fred Sveinson, President of Gold City Industries Ltd. (“GC”) are extremely pleased to announce that they have extinguished their respective loans in the amount of Can.1.25 million dollars each to Quest Capital Corp.  The loans were used to purchase 100% interest in Harmony Gold (Canada) Inc. (now Rice Lake Gold Corp.) on March 17, 2004. The Harmony Gold assets include: the Rice Lake gold mine, a 1,250 ton per day processing plant and related mine infrastructure, and all environmental and operating permits.

Rice Lake Gold Corp. (RLGC), jointly owned by SGR and GC, is now completely debt free and firmly in control of the Rice Lake Gold Belt by virtue of its gold resources (currently over 550,000 ounces) (A.C.A. Howe International Limited, February 2004; NR March 31, 2004), fully permitted processing facility, and its dominant land position (over 7,000 hectares and growing).

Since April 2004 two phases of drilling (over 5,000 metres) have been completed at the San Gold #1 deposit, located three kilometers east of the Rice Lake Gold Mine.  Resource calculations are now underway on this deposit, as well as a third phase of drilling designed to test depths below 300 metres.  This deposit is expected to significantly contribute to the overall production plan and previously stated resource goal of 1.2 million ounces.  Work also continues in defining further deposits along a 15 kilometer “mine horizon” containing the Rice Lake Gold Mine, San Gold #1 deposit, and the #2 and #3 discoveries.  The Rice Lake Mill is the only production-ready facility between Lake Winnipeg, Manitoba and Red Lake, Ontario (over 150 kilometers) in the Uchi Subprovince, which contains the prolific Rice Lake, Red Lake and Pickle Lake greenstone belts.  Rice Lake Gold Corporation’s goal is to become Canada’s next gold producer.

San Gold Resources Corp.

Gold City Industries Ltd.

Signed “Dale Ginn”

Signed “Fred Sveinson”

Dale Ginn, President

Fred Sveinson, President

(204) 794-5818

(604) 682-7677

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

The statements made in this news release may contain forward-looking statements. Actual events or results may differ from the Company’s expectations.  Certain risk factors may also affect the actual results achieved by the Company.

 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD CITY INDUSTRIES LTD.

(Registrant)

September 10, 2004                                By:  /s/ Frederick Sveinson, President

Date